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As filed with the Securities and Exchange Commission on September 5, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DUKE REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Indiana	6798	35-1740409
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

600 East 96th Street, Suite 100
Indianapolis, IN 46240
(317) 808-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas L. Hefner, Chief Executive Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240
(317) 808-6000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to:
 Brad S. Markoff, Esq.
Jeffrey D. Miller, Esq.
Alston & Bird LLP
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604
Phone: (919) 862-2200
Facsimile: (919) 862-2260

        Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of the registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	394,201	$27.605	$10,881,918.605	$881

(1)
Calculated pursuant to Rule 457(c) of the Securities Act of 1933, based on the average high and low prices reported on the New York Stock Exchange on August 29, 2003.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

394,201 Shares

Common Stock

        The selling shareholders named in this prospectus may offer and sell up to 394,201 shares of our common stock. The selling shareholders would receive these shares in exchange for units of limited partnership interest of Duke Realty Limited Partnership that they seek to redeem.

        The registration of these shares of our common stock does not necessarily mean that any of these shares will be sold by any of the selling shareholders. The purchase price of any shares offered by the selling shareholders will be the market price of a share of common stock at that time unless otherwise indicated in an accompanying prospectus supplement. We will not receive any cash proceeds from the sale of our common stock by the selling shareholders. See the "Selling Shareholders" at page 25.

        Our common stock is listed on the New York Stock Exchange under the symbol DRE. On September 4, 2003, the last reported sale price of our common stock was $28.70 per share.

        The selling shareholders and any agents or broker-deals that participate with the selling shareholders in the distribution of common stock may be deemed to be "underwriters" under the Securities Act of 1933. See "Plan of Distribution" beginning on page 28.

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the SEC before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

TABLE OF CONTENTS

About This Prospectus	1
Duke Realty Corporation	1
Use of Proceeds	2
Description of Common Stock	2
Federal Income Tax Considerations	5
Selling Shareholders	19
Plan of Distribution	22
Legal Matters	23
Experts	23
Where You Can Find More Information	23

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. Neither we nor any of the selling shareholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

ABOUT THIS PROSPECTUS

        This prospectus is part of a shelf registration statement. From time to time, we may file prospectus supplements that may add, update or change information contained in this prospectus. Before you buy any of our securities, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." All references to "Duke" shall mean Duke Realty Corporation.

DUKE REALTY CORPORATION

        Duke is a self-administered and self-managed REIT. As of June 30, 2003, we:

  •
  owned or controlled 922 industrial, office and retail properties (including 14 properties under development), consisting of more than 109 million square feet located in 13 operating platforms; and

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  owned or controlled more than 4,000 acres of land with an estimated future development potential of more than 63 million square feet of industrial, office and retail properties.

        We provide the following services for our properties and for certain properties owned by third parties:

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  leasing;

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  management;

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  construction;

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  development; and

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  other tenant-related services.

        We are one of the largest real estate companies in the United States with a concentration of operations in the Midwest and the Southeast. We believe that the Midwest and the Southeast complement each other and together offer relatively strong and stable economies compared to other regions of the United States and provide significant growth potential as a result of their established manufacturing base, skilled work force and moderate labor costs.

        Duke directly or indirectly holds all of its interests in its properties and land and conducts all of its operations through Duke Realty Limited Partnership, which we refer to as the "Operating Partnership." Duke controls the Operating Partnership as its sole general partner and owned, as of June 30, 2003, approximately 90.2% of the Operating Partnership's common units. Holders of common units in the Operating Partnership (other than Duke) may exchange them for Duke common stock on a one for one basis. When common units are exchanged for common stock, Duke's percentage interest in the Operating Partnership increases.

        Duke is an Indiana corporation that was originally incorporated in the State of Delaware in 1985, and reincorporated in the State of Indiana in 1992. Our executive offices are located at 600 East 96th Street, Suite 100, Indianapolis, Indiana 46240, and our telephone number is (317) 808-6000.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the common stock offered by the selling shareholders named in this prospectus.

DESCRIPTION OF COMMON STOCK

General

        Duke's authorized capital stock includes 250,000,000 shares of common stock, $.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of common stock have no preemptive rights.

        Furthermore, holders of common stock have no right to cumulative voting for the election of directors. Consequently, because each member of Duke's board of directors serves only a one-year term, the holders of a majority of the shares of common stock voting are able to elect all of the directors at each annual shareholders' meeting.

        Duke's shares of common stock currently outstanding are listed on the New York Stock Exchange.

        All shares of common stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by Duke's board of directors out of funds legally available for such distributions. Duke intends to continue to pay quarterly dividends.

        Under Indiana law, shareholders are generally not liable for Duke's debts or obligations. If Duke is liquidated, after payment or provision for all of Duke's known debts and liabilities and any preferential distributions required to be made to holders of preferred stock, each outstanding share of common stock will be entitled to participate pro rata in the remaining assets.

Change of Control Provisions

        Under Indiana law, shareholders holding a majority of the shares voting must approve for Duke to merge with or sell all or substantially all of its assets. Duke's articles of incorporation also contain provisions which may discourage certain types of transactions involving an actual or threatened change of control, including:

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  a requirement that certain mergers, sales of assets, liquidations or dissolutions, or reclassifications or recapitalizations involving persons owning 10% or more of Duke's capital stock:

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  be approved by a vote of the holders of 80% of the issued and outstanding shares of Duke's capital stock;

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  be approved by three-fourths of the continuing directors; or

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  provide for payment to shareholders for their shares of at least a specified price;

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  a requirement that any amendment or alteration of certain provisions of the articles of incorporation relating to a change of control be approved by the holders of 80% of Duke's issued and outstanding capital stock; and

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  a limitation that directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of common stock entitled to vote in the election of directors.

        In addition, in order to maintain its status as a REIT, Duke's articles of incorporation contain provisions restricting the ownership of its capital stock. We describe these provisions under the heading "Description of Common Stock—Restrictions on Ownership."

        The partnership agreement for the Operating Partnership also contains provisions that could discourage transactions involving an actual or threatened change of control of Duke, including:

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  a requirement that holders of at least 90% of the outstanding partnership units held by Duke and other unit holders approve any voluntary sale, exchange, merger, consolidation or other disposition of all or substantially all of the assets of the Operating Partnership in one or more transactions other than a disposition occurring upon a financing or refinancing of the Operating Partnership;

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  a restriction against any assignment or transfer by Duke of its interest in the Operating Partnership; and

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  a requirement that holders of more than 90% of the partnership units approve:

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  any merger, consolidation or other combination of Duke with another entity, unless after the transaction substantially all of the assets of the surviving entity are contributed to the Operating Partnership in exchange for units;

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  any sale of all or substantially all of Duke's assets; or

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  any reclassification or recapitalization or change of outstanding shares of common stock other than certain changes in par value, stock splits, stock dividends or combinations.

        Duke's directors who are not officers or employees and who do not hold partnership units will vote on these matters.

Restrictions on Ownership

        For Duke to qualify as a REIT under the Internal Revenue Code:

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  no more than 50% in value of Duke's outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year; and

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  Duke's common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

        Because Duke expects to continue to qualify as a REIT, its articles of incorporation contain restrictions on the acquisition of common stock intended to ensure compliance with these requirements. Specifically, Duke's articles of incorporation contain restrictions that:

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  authorize but do not require Duke's board of directors to refuse to give effect to a transfer of common stock which, in its opinion, might jeopardize Duke's status as a REIT;

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  nullify any attempted acquisition of shares which would result in Duke's disqualification as a REIT;

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  give the board of directors the authority to take any actions it deems advisable to enforce the provision, which might include refusing to give effect to or seeking to enjoin a transfer which might jeopardize Duke's status as a REIT; and

  •
  require any shareholder to provide Duke with such information regarding his or her direct and indirect ownership of common stock that Duke may reasonably require.

Limitations of Liability and Indemnification of Directors and Officers

        Indiana law and Duke's articles of incorporation generally exculpate each director and officer in actions by Duke or by its shareholders in derivative actions from liability, except in the case of:

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  any breach of the director's duty of loyalty to Duke or its shareholders;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  voting for or assenting to an unlawful distribution; or

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  any transaction from which the director derived an improper personal benefit.

        The articles of incorporation also provide that Duke will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Indiana law. Indiana law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party, so long as:

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  the individual's conduct was in good faith;

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  the individual reasonably believed, in the case of conduct in the individual's official capacity with the corporation, that the conduct was in the corporation's best interests and, in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests; and

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  in the case of a criminal proceeding, the individual either had reasonable cause to believe the individual's conduct was lawful or had no reasonable cause to believe the individual's conduct was unlawful.

        We believe that the exculpation and indemnification provisions in Duke's articles of incorporation help induce qualified individuals to agree to serve as Duke's officers and directors by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in Duke's articles of incorporation and Indiana law give you a more limited right of action than you otherwise would have in the absence of such provisions. Duke also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by Duke's directors and officers in connection with the performance of their duties.

        The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over Duke against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registrar and Transfer Agent

        The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material federal income tax consequences relating to the taxation of Duke as a REIT and the ownership and disposition of Duke's stock.

        Because this summary is intended only to address material federal income tax consequences relating to the ownership and disposition of Duke's stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

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  the tax consequences to you may vary depending upon your particular tax situation;

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  special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

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  this summary generally does not address state, local or non-U.S. tax considerations;

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  this summary deals only with Duke's shareholders that hold stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code; and

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  we do not intend this discussion to be, and you should not construe it as, tax advice.

        You should review the following discussion and consult with your own tax advisor to determine the effect of ownership and disposition of Duke's stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

        We base the information in this section on the current Internal Revenue Code, current final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Taxation of Duke as a REIT

        Duke believes that, commencing with its taxable year ended December 31, 1994, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and Duke intends to continue to be organized and to operate in such a manner. However, we cannot assure you that Duke has operated or will operate in a manner so as to qualify or remain qualified as a REIT.

Federal Income Taxation of Duke

        If Duke has qualified and continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, Duke will be subject to federal income tax as follows:

        First, Duke will be taxed at regular corporate rates on its undistributed "REIT taxable income," including undistributed net capital gains.

        Second, under some circumstances, Duke may be subject to the "alternative minimum tax" as a consequence of its items of tax preference.

        Third, if Duke has net income from the sale or other disposition of "foreclosure property" that Duke holds primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

        Fourth, if Duke has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

        Fifth, if Duke should fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because it has met other requirements, Duke will be subject to a 100% tax on (1) the gross income attributable to the greater of (a) the amount by which Duke fails the 75% test or (b) the amount by which 90% of Duke's gross income exceeds the amount of income qualifying for the 95% income test, multiplied by (2) a fraction intended to reflect Duke's profitability.

        Sixth, if Duke fails to distribute during each year at least the sum of

  •
  85% of its ordinary income for such year,

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  95% of its capital gain net income for such year, and

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  any undistributed taxable income from prior periods,

then Duke will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

        Seventh, if Duke should acquire any asset from a "C" corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and provided no election is made for the transaction to be currently taxable, and Duke subsequently recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which Duke acquired the asset, Duke generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that Duke recognizes at the time of the sale or disposition and the amount of gain that Duke would have recognized if Duke had sold the asset at the time Duke acquired the asset, the "Built-in Gains Tax".

        Duke owns direct or indirect interests in a number of taxable REIT subsidiaries, such as Duke Realty Construction, Inc. A "taxable REIT subsidiary" of Duke is a corporation in which Duke directly or indirectly owns stock and that elects, together with Duke, to be treated as a taxable REIT subsidiary of Duke. In addition, if a taxable REIT subsidiary of Duke owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Duke. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular "C" corporation.

        Generally, a taxable REIT subsidiary may perform some impermissible tenant services without causing Duke to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, the Internal Revenue Code limits the ability of a taxable REIT subsidiary to deduct interest payments in excess of a certain amount made to Duke. In addition, Duke must pay a 100% tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between Duke, Duke's tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Duke's taxable REIT subsidiaries make interest and other payments to Duke and to third parties in connection with activities related to Duke's properties. We cannot assure you that Duke's taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to Duke. In addition, we cannot assure you that the IRS might not seek to impose the 100% tax on services performed by taxable REIT subsidiaries for tenants of Duke, or on a portion of the payments received by Duke from, or expenses deducted by, Duke's taxable REIT subsidiaries.

Requirements For Qualification

        To qualify as a REIT, Duke must elect to be treated as a REIT and must meet the requirements, discussed below, relating to Duke's organization, sources of income, and nature of assets.

        The Internal Revenue Code defines a REIT as a corporation, trust or association:

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  that is managed by one or more trustees or directors;

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  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

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  that would be taxable as a domestic corporation but for application of the REIT rules;

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  that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

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  that has at least 100 persons as beneficial owners;

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  during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

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  that files an election or continues such election to be taxed as a REIT on its return for each taxable year;

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  that uses the calendar year as its taxable year; and

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  that satisfies the income tests, the asset tests, and the distribution tests, described below.

        The Internal Revenue Code provides that REITs must satisfy all of the first four preceding requirements during the entire taxable year. REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of the sixth requirement, the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Internal Revenue Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders. Duke will be treated as having met the sixth requirement if Duke complies with certain Treasury Regulations for ascertaining the ownership of Duke's stock for such year and if Duke did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year. Duke's articles of incorporation currently include restrictions regarding transfer of its stock that, among other things, assist Duke in continuing to satisfy the fifth and sixth of these requirements.

        If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Duke will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

        A REIT that is a partner in a partnership is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership's income, in both cases being based on its relative capital interest in the partnership. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, Duke's proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership's share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as assets, liabilities and items of income of Duke for purposes of applying the requirements described herein.

        Income Tests.    In order to maintain qualification as a REIT, Duke must satisfy two gross income requirements. First, Duke must derive, directly or indirectly, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property or mortgages on real property, including "rents from real property," gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, Duke must derive at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, certain payments under hedging instruments and gain from the sale or disposition of stock or securities and certain hedging instruments.

        Rents received by Duke will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, "rents from real property" generally excludes any amount received directly or indirectly from any tenant if Duke, or an owner of 10% of more of Duke's outstanding stock, directly or constructively, owns 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a "related party tenant." Third, "rents from real property" excludes rent attributable to personal property except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by Duke. Where, on the other hand, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom Duke does not receive any income or a taxable REIT subsidiary. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to Duke to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of Duke's total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of Duke's total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as "rents from real property."

        Duke does not currently charge and does not anticipate charging rent that is based in whole or in part on the income or profits of any person. Duke also does not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.

        The Operating Partnership does provide some services with respect to the properties. Duke believes that the services with respect to the properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that Duke believes may not be provided by Duke or the Operating Partnership directly without jeopardizing the qualification of rent as "rents from real property" are and will be performed by independent contractors or taxable REIT subsidiaries.

        The Operating Partnership and Duke receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the Operating Partnership. These fees, to the extent not paid with respect to the portion of these properties not owned, directly or indirectly, by Duke, will not qualify under the 75% gross income test or the 95% gross income test. The Operating Partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. Duke believes, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause Duke to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

        If Duke fails to satisfy the 75% gross income test or the 95% gross income test for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under the Internal Revenue Code. This relief provision generally will be available if:

  •
  Duke's failure to meet these tests was due to reasonable cause and not due to willful neglect;

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  Duke attaches a schedule of the nature and amount of each item of income to its federal income tax return; and

  •
  the inclusion of any incorrect information on the schedule is not due to fraud with intent to evade tax.

        We cannot state whether in all circumstances Duke would be entitled to the benefit of this relief provision. For example, if Duke fails to satisfy the gross income tests because non-qualifying income that Duke intentionally incurs exceeds the limits on such income, the IRS could conclude that Duke's failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Internal Revenue Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.

        Asset Tests.    At the close of each quarter of its taxable year, Duke also must satisfy four tests relating to the nature and diversification of its assets:

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  At least 75% of the value of Duke's total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities.

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  No more than 25% of the value of Duke's total assets may be represented by securities other than those in the 75% asset class.

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  Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as "real estate assets" for purposes of the 75% asset test:

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  the value of any one issuer's securities owned by Duke may not exceed 5% of the value of Duke's total assets;

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  Duke may not own more than 10% of any one issuer's outstanding voting securities; and

    •
    Duke may not own more than 10% of the value of the outstanding securities of any one issuer.

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  No more than 20% of Duke's total assets may be represented by securities of one or more taxable REIT subsidiaries.

        Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are "straight debt" as defined in Section 1361 of the Internal Revenue Code and one of the following conditions is met:

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  the issuer is an individual;

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  the only securities of the issuer that Duke (or a taxable REIT subsidiary of Duke) holds are straight debt; or

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  if the issuer is a partnership, Duke holds at least a 20% profits interest in the partnership.

        Duke believes that the aggregate value of its securities issued by its taxable REIT subsidiaries does not exceed 20% of the aggregate value of its gross assets. As of each relevant testing date prior to the election to treat each corporate subsidiary of Duke or any other corporation in which Duke owns an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary, which election first became available on January 1, 2001, Duke believes it did not own more than 10% of the voting securities of any such entity. In addition, Duke believes that as of each relevant testing date prior to the election to treat each corporate subsidiary of Duke or any other corporation in which Duke owns an interest (other than another REIT or a qualified REIT subsidiary) as a taxable REIT subsidiary of Duke, the value of the securities, including debt, of any such corporation or other issuer owned (or treated as owned) by Duke did not exceed 5% of the total value of Duke's assets.

        With respect to each issuer in which Duke currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, Duke believes that the value of the securities, including debt, of any such issuer owned (or treated as owned) by Duke does not exceed 5% of the total value of Duke's assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the IRS might not disagree with Duke's determinations.

        After initially meeting the asset tests at the close of any quarter, Duke will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, Duke can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. Duke intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

Annual Distribution Requirements

        To qualify for taxation as a REIT, the Internal Revenue Code requires Duke to make distributions (other than capital gain distributions) to its shareholders in an amount at least equal to (a) the sum of: (1) 90% of Duke's "REIT taxable income" (computed without regard to the dividends paid deduction and Duke's net capital gain), and (2) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

        Duke must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year's distribution requirement if the dividends satisfy one of the following two sets of criteria:

  •
  Duke declares the dividends in October, November or December, the dividends are payable to shareholders of record on a specified date in such a month, and Duke actually pays the dividends during January of the subsequent year; or

  •
  Duke declares the dividends before it timely files its federal income tax return for such year, Duke pays the dividends in the 12-month period following the close of the prior year and not later than the first regular dividend payment after the declaration, and Duke elects on its federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

        Even if Duke satisfies the foregoing distribution requirements, Duke will be subject to tax thereon to the extent that it does not distribute all of its net capital gain or "REIT taxable income" as adjusted. Furthermore, if Duke fails to distribute at least the sum of 85% of its ordinary income for that year; 95% of its capital gain net income for that year; and any undistributed taxable income from prior periods, Duke would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

        In addition, if during the 10-year recognition period, Duke disposes of any asset subject to the built-in gain rules described above, Duke must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.

        Duke may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, Duke may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by Duke. For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.

        Duke intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes Duke, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Duke to meet these distribution requirements.

        We expect that Duke's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, Duke anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the 90% distribution requirement. It is possible, however, that Duke, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, Duke may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the distribution requirement or avoid such income or excise taxation.

        In the event that Duke is subject to an adjustment to its REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between Duke and the IRS under Section 7121 of the Internal Revenue Code, or an agreement as to tax liability between Duke and an IRS district director, Duke may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying "deficiency dividends" to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, Duke must make the distribution within 90 days of the adverse determination and Duke also must satisfy other procedural requirements. If Duke satisfies the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend subsequently paid by Duke to offset an increase in Duke's REIT taxable income resulting from the adverse determination. Duke, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Failure To Qualify

        If Duke fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Duke will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Duke fails to qualify as a REIT will not be deductible by Duke nor will they be required to be made. In that event, to the extent of Duke's positive current and accumulated earnings and profits, distributions to shareholders will be dividends, generally taxable at long-term capital gains tax rates (as described below), and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless Duke is entitled to relief under specific statutory provisions, Duke also will be disqualified from taxation as a REIT for the four taxable years following the year during which Duke lost its REIT qualification. We cannot state whether in all circumstances Duke would be entitled to such statutory relief. For example, if Duke fails to satisfy the gross income tests because non-qualifying income that Duke intentionally incurs exceeds the limit on such income, the IRS could conclude that Duke's failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Shareholders

        As used in this prospectus, the term "U.S. Shareholder" means a holder of Duke stock that, for federal income tax purposes:

  •
  is a citizen or resident of the United States;

  •
  is a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

  •
  is an estate, the income of which is subject to federal income taxation regardless of its source; or

  •
  is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

        For any taxable year for which Duke qualifies for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

        Distributions Generally.    Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of Duke's positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Shareholders. These distributions are not eligible for the dividends received deduction for corporations. On May 28, 2003, President Bush signed into law the Jobs Growth Tax Relief Reconciliation Act of 2003. Under this new law, certain "qualified dividend income" received by U.S. non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2008), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as "qualified dividend income" eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT's "REIT taxable income" for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT's income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

        To the extent that Duke makes a distribution in excess of its positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder's stock, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its stock. Dividends declared by Duke in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by Duke and received by the shareholders on December 31 of that year, provided that Duke actually pays the dividends during January of the following calendar year.

        Capital Gain Distributions.    Distributions to U.S. Shareholders that Duke properly designates as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed Duke's actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

        Duke may elect to retain and pay income tax on net long-term capital gain that it received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by Duke. The U.S. Shareholders will also be deemed to have paid their proportionate share of the tax, which would be credited against such shareholders' U.S. income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders' shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

        Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account on or after May 6, 2003 and before January 1, 2009, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions designated by Duke as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, Duke may designate, and will notify its shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a maximum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

        Passive Activity Loss and Investment Interest Limitations.    Distributions from Duke and gain from the disposition of Duke stock will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any "passive losses" against such income. Dividends from Duke (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of Duke stock or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any tax losses of Duke.

        Dispositions of Shares.    In general, U.S. Shareholders will realize capital gain or loss on the disposition of Duke stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that shareholders' adjusted basis in the stock. This gain or loss will be a capital gain or loss if the U.S. Shareholder has held the shares as a capital asset. The applicable tax rate will depend on the shareholder's holding period in the asset (generally, if the shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder's tax bracket (the maximum rate for non-corporate taxpayers currently being 15%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of Duke stock that would correspond to Duke's "unrecaptured Section 1250 gain." Shareholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of stock that the shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from Duke that were required to be treated as long-term capital gains.

        Treatment of Tax-Exempt Shareholders.    Distributions from Duke to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income," which we refer to as "UBTI," unless the shareholder has borrowed to acquire or carry its stock or has used the shares in a trade or business.

        However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Duke will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Qualified trusts that hold more than 10% (by value) of the shares of "pension-held REITs" may be required to treat a certain percentage of such a REIT's distributions as UBTI. A REIT is a "pension-held REIT" only if the REIT would not qualify as such for federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code. The restrictions on ownership of common stock in Duke's articles of incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing Duke stock, absent a waiver of the restrictions by the board of directors.

Special Tax Considerations For Non-U.S. Shareholders

        In general, non-U.S. Shareholders will be subject to regular federal income tax with respect to their investment in Duke if the income from the investment is "effectively connected" with the non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in Duke is not so effectively connected

(except to the extent that the FIRPTA rules discussed below treat such income as effectively connected income).

        A distribution by Duke that is not attributable to gain from the sale or exchange by Duke of a "United States real property interest" and that Duke does not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that Duke pays the distribution out of current or accumulated earnings and profits of Duke. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by Duke, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of Duke's earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder's basis in its stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

        Distributions by Duke that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980, or "FIRPTA." Such distributions are taxed to a non-U.S. Shareholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty.

        Although the law is not clear on this matter, it appears that amounts designated by Duke as undistributed capital gains in respect of the Duke stock generally should be treated with respect to non-U.S. Shareholders in the same manner as actual distributions by Duke of capital gain dividends. Under that approach, the non-U.S. Shareholder would be able to offset as a credit against its resulting federal income tax liability an amount equal to its proportionate share of the tax paid by Duke on the undistributed capital gains and to receive from the IRS a refund to the extent its proportionate share of this tax paid by Duke were to exceed its actual federal income tax liability.

        Although tax treaties may reduce Duke's withholding obligations, Duke generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and 30% of ordinary dividends paid out of earnings and profits. In addition, if Duke designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions that Duke designated as capital gains dividends, will be treated as capital gain dividends for purposes of withholding. In addition, Duke may be required to withhold 10% of distributions in excess of Duke's current and accumulated earnings and profits. If the amount of tax withheld by Duke with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder's United States tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

        Duke expects to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

  •
  a lower treaty rate applies and the non-U.S. Shareholder files with Duke an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

  •
  the non-U.S. Shareholder files with Duke an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder's trade or business so that no withholding tax is required; or

  •
  the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

        Unless the Duke stock constitutes a "U.S. real property interest" within the meaning of FIRPTA, a sale of Duke stock by a non-U.S. Shareholder generally will not be subject to federal income taxation. The Duke stock will not constitute a U.S. real property interest if Duke is a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We currently anticipate that Duke will be a domestically- controlled REIT and, therefore, that the sale of Duke stock will not be subject to taxation under FIRPTA. However, because the Duke stock will be publicly traded, we cannot assure you that Duke will be a domestically-controlled REIT. If Duke were not a domestically-controlled REIT, a non-U.S. Shareholder's sale of Duke stock would be subject to tax under FIRPTA as a sale of a U.S. real property interest unless the stock were "regularly traded" on an established securities market (such as the New York Stock Exchange) on which the stock will be listed and the selling shareholder owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if Duke's stock is not a U.S. real property interest, a nonresident alien individual's gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

        A purchaser of Duke stock from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is "regularly traded" on an established securities market or if Duke is a domestically-controlled REIT. Otherwise, the purchaser of Duke stock from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Duke's common stock currently is traded on the New York Stock Exchange. We believe that Duke qualifies under both the regularly traded and the domestically-controlled REIT exceptions to withholding but we cannot provide any assurance to that effect.

        Upon the death of a nonresident alien individual, that individual's Duke stock will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

        U.S. Shareholders.    In general, information reporting requirements will apply to payments of distributions on Duke's stock and payments of the proceeds of the sale of Duke's stock, unless an exception applies. Further, the payer will be required to withhold backup withholding tax if:

  •
  the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

  •
  the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

  •
  a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

  •
  the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

        Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder's federal income tax and may entitle the shareholder to a refund, provided that the shareholder furnishes the required information to the IRS.

        Non-U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on Duke's stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of Duke's stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of Duke's stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder's foreign status and has no actual knowledge to the contrary.

        Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the shareholder's particular circumstances, you should consult your tax advisor regarding the information reporting requirements applicable to you.

Tax Aspects of the Operating Partnership

        General.    The Operating Partnership holds substantially all of Duke's investments. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Duke includes in its income its proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Duke includes its proportionate share of assets held by the Operating Partnership.

        Tax Allocations with Respect to the Properties.    Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a "book-tax difference." These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

        In general, the partners who have contributed interests in appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and Duke generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Duke to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of the sale. This may cause Duke to recognize taxable income in excess of cash proceeds, which might adversely affect Duke's ability to comply with the REIT distribution requirements.

        Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the "traditional method" that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and Duke have determined to use the "traditional method" for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to shareholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. The Operating Partnership and Duke have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.

        With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code will not apply.

        Basis in Operating Partnership Interest.    Duke's adjusted tax basis in its interest in the Operating Partnership generally:

  •
  will equal the amount of cash and the basis of any other property contributed to the Operating Partnership by Duke;

  •
  will increase by its allocable share of the Operating Partnership's income and its allocable share of debt of the Operating Partnership; and

  •
  will decrease, but not below zero, by Duke's allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to Duke, and constructive distributions resulting from a reduction in Duke's share of debt of the Operating Partnership.

        If the allocation of Duke's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of Duke's partnership interest in the Operating Partnership, the recognition of the excess loss will be deferred until such time and to the extent that Duke has an adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in Duke's share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed Duke's adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to Duke. This taxable income normally will be characterized as long-term capital gain if Duke has held its interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Shareholders, to the extent designated by Duke as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

        Sale of the Properties.    Duke's share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect upon Duke's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

State and Local Tax

        Duke and its shareholders may be subject to state and local tax in various states and localities, including those in which it or they transact business, own property or reside. The tax treatment of Duke and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Duke's stock.

SELLING SHAREHOLDERS

        The selling shareholders are persons who may receive shares of Duke's common stock if they redeem their units of the Operating Partnership and Duke issues them common stock in exchange for such units. The following table provides the names of the selling shareholders and the maximum number of such shares of common stock each selling shareholder may offer with this prospectus. The selling shareholders may offer all, some or none of their shares of common stock received in exchange for units of the Operating Partnership. As such, no estimate can be made of the total number of shares of common stock that are to be offered by this prospectus or as to the total number of shares of common stock that the selling shareholders will hold after the completion of the offering.

Name of Selling Shareholder(1)	Number of Shares Offered Hereby(2)
Adrian F. Brown Revocable Trust	16,543
Befeler, Henry	1,020
Bradley Gershman Revocable Trust	5,515
Burk, Gary A.(3)(4)	4,237
Codina Family Investments, Ltd.	6,379
Codina, Armando	1,595
Coletta, Michael(3)	2,118
Gershman Family LLC	16,543
Gibson, O. Ford	1,020
Hefner, Thomas L.(3)(5)	16,351
Lindbergh-Warson Properties(3)	193,874
Loughrey, William	2,118
Lydy, Donna Jo(3)	2,118
Lydy, Steve	2,118
Mennel, David R.(3)	4,237
Ottenjohn, David T.	1,059
Rosebrough, John S.(3)	6,154
Rougeux, Mark J.(3)	16,351
Staton, Daniel C.(3)	16,351
Thomas M. Crowley Revocable Trust	16,543
Wm. A. Natorp Co.(3)	29,255
Wynne, John W.(3)	16,351
Zink, Jr., Darell E.(3)(6)	16,351

394,201

(1)
Selling shareholders that are entities may distribute shares of common stock received by them in exchange for units of the Operating Partnership to their equity owners prior to sale under this prospectus. The selling shareholders may also include persons who are donees or pledgees of the listed selling shareholders. Any such persons not named in the foregoing table will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC.

(2)
The number shown represents shares of common stock issuable upon the redemption of units of the Operating Partnership.

(3)
These shareholders own additional units of the Operating Partnership that they may exchange for shares of Duke's common stock the sale of which is subject to other registration statements. The number of units/exchange shares held by each such shareholder in addition to those included in this table are as follows:

Shareholder	Additional Exchange Shares
Burk, Gary A.	85,778
Coletta, Michael	66,822	(a)
Hefner, Thomas L.	579,506	(b)
Lindbergh-Warson Properties	1,052,539
Lydy, Donna Jo	90,464
Mennel, David R.	156,522
Rosebrough, John S.	44,810
Rougeux, Mark J.	71,600
Staton, Daniel C.	398,978
Wm. A. Natorp Co.	100,000
Wynne, John W.	210,686
Zink, Jr., Darell E.	561,514	(c)

  (a)
  Michael and Linda Coletta hold these additional exchange shares as tenants by the entirety.

  (b)
  The Thomas L. Hefner 2002 Grantor Retained Annuity Trust No. 2 holds these additional exchange shares.

  (c)
  These additional exchange shares include 367,830 shares held by Darell E. Zink, Jr. and 193,684 shares held by the Darell E. Zink, Jr. Grantor Retained Annuity Trust for which Darell E. Zink, Jr. is the Trustee.

(4)
Gary A. Burk is Duke's Vice Chairman and Executive Vice President, Construction. As of August 7, 2003, Mr. Burk beneficially owned 362,170 shares of Duke's common stock.

(5)
Thomas L. Hefner is Duke's Chairman and Chief Executive Officer. As of August 7, 2003, Mr. Hefner beneficially owned 1,483,395 shares of Duke's common stock.

(6)
Darell E. Zink, Jr. is Duke's Vice Chairman, Executive Vice President and Chief Financial Officer. As of August 7, 2003, Mr. Zink beneficially owned 1,535,354 shares of Duke's common stock.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale from time to time of shares of common stock by the selling shareholders. We have registered these shares for sale to provide the selling shareholders with freely tradeable securities, but registration of such shares does not necessarily mean that all or any such shares will be offered or sold by the selling shareholders. We have not and will not receive any proceeds from the offering by the selling shareholders or from the issuance of the shares of common stock to the selling shareholders in exchange for units of the Operating Partnership (though we will acquire from such selling shareholders the units of the Operating Partnership tendered for exchange).

        Subject to the terms and conditions contained in the partnership agreement of the Operating Partnership, the selling shareholders have the right to cause their units of the Operating Partnership to be redeemed by the Operating Partnership and Duke has the right, as general partner of the Operating Partnership, to acquire all or a portion of those units sought to be redeemed for shares of our common stock at a ratio determined in accordance with the Operating Partnership's partnership agreement. Following any such exchange, Duke will become the owner of the units so exchanged.

        As used in this prospectus, "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock offered hereby will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating the shares of common stock, through short sales of shares of common stock or through a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

        The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker- dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

        Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

        Upon Duke being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, Duke will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares of common stock involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (iv) other facts material to the transaction. In addition, upon Duke's notification by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, Duke will file a supplement to this prospectus, if required.

LEGAL MATTERS

        Alston & Bird LLP, Raleigh, North Carolina has passed upon the validity of the securities offered by this prospectus. In addition, Alston & Bird LLP has rendered its opinion with respect to certain Federal income tax matters relating to Duke.

EXPERTS

        The Consolidated Financial Statements and related Schedule of Duke as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, each incorporated herein by reference, have been incorporated herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002, and June 30, 2003 and 2002, incorporated by reference in this prospectus, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, and incorporated by reference in this prospectus, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 25049. Please call the SEC at (800) SEC-0330 for further information about the public reference facilities. These documents also may be accessed through the SEC's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the SEC's home page on the Internet (http://www.sec.gov). In addition, since some of our securities are listed on the New York Stock Exchange, you can read our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated. We also specifically incorporate by reference any of these filings made after the date of the initial registration statement and prior to effectiveness of the registration statement.

  •
  Duke's annual report on Form 10-K for the year ended December 31, 2002;

  •
  Duke's quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  Duke's current reports on Form 8-K dated October 9, 2002, July 24, 2003, August 25, 2003 and September 5, 2003; and

  •
  The description of Duke's common stock included in Duke's registration statement on Form 8-A dated January 2, 1986, as amended.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Investor Relations
  Duke Realty Corporation
  600 East 96th Street, Suite 100
  Indianapolis, Indiana 46240
  Telephone: (317) 808-6000

        We also maintain an Internet site at http://www.dukerealty.com at which there is additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. We have estimated all amounts except the SEC registration fee.

Item	Amount
SEC registration fee	$881
Printing and reproduction expenses	5,000
Professional fees and expenses	10,000
Miscellaneous expenses	4,119

Total	$20,000

Item 15.    Indemnification of Directors and Officers

        Duke is an Indiana corporation. Duke's officers and directors are and will be indemnified under Indiana law, the Third Restated Articles of Incorporation of Duke and the partnership agreements of the Operating Partnership and Duke Realty Services Limited Partnership against certain liabilities. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. Duke's Third Restated Articles of Incorporation do not contain any provision prohibiting such indemnification.

        The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) the individual's conduct was in good faith and (ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

        Duke's Third Restated Articles of Incorporation provide for certain additional limitations of liability and indemnification. Section 13.01 of the Third Restated Articles of Incorporation provides that a director shall not be personally liable to Duke or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Duke or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for voting for or assenting to an unlawful distribution or (4) for any transaction from which the director derived an improper personal benefit. Section 13.02 of the Third Restated Articles of Incorporation generally provides that any director or officer of Duke or any person who is serving at the request of Duke as a director, officer, employee or agent of another entity shall be indemnified and held harmless by Duke to the fullest extent authorized by the IBCL against all expense, liability and loss (including attorneys' fees, judgments, fines, certain employee benefits excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with a civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party by reason of the person's service with or at the request of Duke. Section 13.02 of the Third Restated Articles of Incorporation also provides such persons with certain rights to be paid by Duke the expenses incurred in defending any such proceeding in advance of the final disposition and the right to enforce indemnification claims against Duke by bringing suit against Duke.

        Duke's Third Restated Articles of Incorporation authorize it to maintain insurance to protect itself and any of its directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust or other enterprise against expense, liability or loss, whether or not Duke would have the power to indemnify such person against such expense, liability or loss under the IBCL. Duke currently maintains officer and director liability insurance.

        Each of the partnership agreements for the Operating Partnership and Duke Realty Services Limited Partnership also provides for indemnification of Duke and its officers and directors to substantially the same extent provided to officers and directors of Duke in its Third Restated Articles of Incorporation, and limits the liability of Duke and its officers and directors to the Operating Partnership and its partners and to Duke Realty Services Limited Partnership and its partners, respectively, to substantially the same extent limited under Duke's Third Restated Articles of Incorporation.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Duke pursuant to the foregoing provisions, Duke has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits

Ex.	Description
5	Opinion of Alston & Bird LLP
8	Opinion of Alston & Bird LLP
15	Letter regarding unaudited interim financial information
23.1	Consent of Alston & Bird LLP (included in Exhibits 5 and 8)
23.2	Consent of KPMG LLP
24	Powers of Attorney

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that the undertakings set forth in paragraphs 1(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2)
  That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on September 5, 2003.

DUKE REALTY CORPORATION
By:	/s/ DENNIS D. OKLAK
Dennis D. Oklak President and Chief Operating Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ THOMAS L. HEFNER* Thomas L. Hefner	Chairman of the Board and Chief Executive Officer and Director	September 5, 2003
/s/ DARELL E. ZINK, JR.* Darell E. Zink, Jr.	Executive Vice President and Chief Financial Officer and Director	September 5, 2003
/s/ BARRINGTON H. BRANCH* Barrington H. Branch	Director	September 5, 2003
/s/ GARY A. BURK* Gary A. Burk	Director	September 5, 2003
/s/ WILLIAM CAVANAUGH, III* William Cavanaugh, III	Director	September 5, 2003
/s/ NGAIRE E. CUNEO* Ngaire E. Cuneo	Director	September 5, 2003
/s/ CHARLES R. EITEL* Charles R. Eitel	Director	September 5, 2003
/s/ JACK R. SHAW* Jack R. Shaw	Director	September 5, 2003
*By:	/s/ DENNIS D. OKLAK Attorney-in-fact

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
DUKE REALTY CORPORATION
USE OF PROCEEDS
DESCRIPTION OF COMMON STOCK
FEDERAL INCOME TAX CONSIDERATIONS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES